Exhibit 99.2

Second Quarter 2014

Message from the President and Chief Executive Officer

Second quarter	For the second quarter of 2014, Hydro-Québec’s net result was $467 million, comparable to the $464 million recorded in 2013.

Summary of operations for the first six months

For the six months ended June 30, 2014, Hydro-Québec posted a net result of $2,230 million, an increase of $406 million over the $1,824 million recorded in 2013 that is due to the very cold temperatures in winter 2014. Net electricity exports by Hydro-Québec Production generated $222 million more than last year as a result of market conditions, while the Québec market’s contribution increased by $135 million.

Consolidated operations for the first six months	Revenue totaled $7,490 million, compared to $6,700 million a year earlier.

Revenue from electricity sales in Québec amounted to $6,246 million, or $416 million more than in 2013, mainly because of the very cold temperatures in winter 2014 and the April 1, 2013 and 2014 rate adjustments. This increase was mitigated, however, by a decline in revenue from special contracts with certain large industrial customers in Québec.

Revenue from electricity sales on markets outside Québec was $935 million, compared to $726 million in 2013. This $209-million increase resulted from growth in Hydro-Québec Production’s export revenue due to more favorable market conditions in 2014.

Other revenue totaled $309 million, a $165-million increase compared to 2013 that is mainly related to amounts due to Hydro-Québec for the additional supply costs incurred in winter 2014.

Total expenditure amounted to $4,033 million, or $345 million more than in 2013. Electricity and fuel purchases increased by $305 million because of a $330-million rise in electricity supplies purchased by Hydro-Québec Distribution from third parties. Of this amount, $125 million was allocated to wind power purchases and $215 million went toward meeting ad hoc requirements stemming from the very cold temperatures in winter 2014.

Segmented operations for the first six months	Generation

Hydro-Québec Production recorded a net result of $1,462 million, compared to $1,131 million in 2013. This $331-million increase is due to the very cold temperatures in winter 2014. Net electricity exports generated $222 million more than last year as a result of more favorable market conditions. The Québec market’s contribution increased by $157 million, mainly because of the additional peak supplies provided by Hydro-Québec Production to Hydro-Québec Distribution.

Transmission

Hydro-Québec TransÉnergie’s net result amounted to $335 million, a $43-million increase over 2013 that is due, among other things, to a $32-million increase in revenue from native-load transmission service following a decision handed down by the Régie de l’énergie.

Distribution

Hydro-Québec Distribution posted a net result of $356 million, compared to $388 million in 2013. Revenue from electricity sales increased by $480 million due to the very cold temperatures in winter 2014 and the April 1, 2013 and 2014 rate adjustments. Other revenue also increased, mainly on account of the amounts due to Hydro-Québec for the additional supply costs incurred in winter 2014. Net electricity purchases and the related transmission costs rose by $591 million, primarily because of temperatures. Supplies from third parties thus increased by $330 million due to wind power purchases and ad hoc winter requirements, while supplies from Hydro-Québec Production increased by $248 million.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $1,017 million, compared to $1,060 million in 2013. Projects under way for Hydro-Québec Production include ongoing construction of the Romaine complex. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, the addition of a 735/315-kV section and related work at Bout-de-l’Île substation as well as various projects stemming from continued investment in asset sustainment.

Page 2	Second Quarter 2014

Investment

In the first half of 2014, Hydro-Québec invested $1,701 million in property, plant and equipment and intangible assets, compared to $1,802 million in 2013. As expected, a large portion of this amount was devoted to the major hydroelectric projects of Hydro-Québec Production, especially ongoing construction of the Romaine complex.

Hydro-Québec TransÉnergie continued investing in its transmission system. As part of its growth projects, it continued construction of Romaine-2 substation and the 735-kV line that will connect it to Arnaud substation. The division also carried out maintenance and improvement activities to ensure the long-term operability of its transmission assets.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities.

Thierry Vandal

President and Chief Executive Officer

August 22, 2014

Second Quarter 2014	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2014	2013	2014	2013

Revenue	3	2,865	2,788	7,490	6,700

Expenditure
Operations		569	598	1,180	1,224
Electricity and fuel purchases		329	328	1,082	777
Depreciation and amortization	4	646	601	1,259	1,180
Taxes		228	225	512	507
		1,772	1,752	4,033	3,688

Operating result		1,093	1,036	3,457	3,012
Financial expenses	5	626	601	1,227	1,208

Result from continuing operations		467	435	2,230	1,804
Result from discontinued operations		–	29	–	20

Net result		467	464	2,230	1,824

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Balance, beginning of period	17,331	16,193	15,568	14,833
Net result	467	464	2,230	1,824

Balance, end of period	17,798	16,657	17,798	16,657

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2014

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at June 30, 2014	As at December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	1,806	1,695
Short-term investments	1,036	1,689
Accounts receivable and other receivables	2,696	2,177
Derivative instruments	739	883
Regulatory assets	156	1
Materials, fuel and supplies	182	194
	6,615	6,639

Property, plant and equipment	59,597	59,077
Intangible assets	2,268	2,323
Investments	157	146
Derivative instruments	629	659
Regulatory assets	453	8
Other assets	4,104	4,258

	73,823	73,110

LIABILITIES
Current liabilities
Borrowings	1,764	23
Accounts payable and accrued liabilities	1,850	2,229
Dividend payable	–	2,207
Accrued interest	852	890
Asset retirement obligations	113	118
Derivative instruments	556	576
Current portion of long-term debt	2,333	1,157
	7,468	7,200

Long-term debt	41,020	43,067
Asset retirement obligations	794	834
Derivative instruments	1,201	1,295
Other liabilities	1,529	1,067
Perpetual debt	254	253
	52,266	53,716

EQUITY

Share capital	4,374	4,374

Retained earnings	17,798	15,568
Accumulated other comprehensive income	(615)	(548)
	17,183	15,020

	21,557	19,394

	73,823	73,110

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc
Chair of the Audit Committee

Second Quarter 2014	Page 5

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30
	Notes	2014	2013	2014	2013

Operating activities
Net result		467	464	2,230	1,824
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	646	601	1,259	1,180
Amortization of premiums, discounts and issue expenses related to debt securities		35	31	71	82
Other		(35)	(43)	169	94
Change in non-cash working capital items	6	785	741	(1,098)	(397)
Net change in accrued benefit assets and liabilities		(9)	(149)	(89)	(224)
		1,889	1,645	2,542	2,559

Investing activities
Additions to property, plant and equipment		(895)	(948)	(1,602)	(1,701)
Additions to intangible assets		(56)	(61)	(99)	(101)
Acquisition of investments		(1)	–	(1)	–
Net (acquisition) disposal of short-term investments		(107)	(91)	662	(119)
Other		13	2	(9)	9
		(1,046)	(1,098)	(1,049)	(1,912)

Financing activities
Issuance of long-term debt		–	–	12	–
Repayment of long-term debt		(10)	(10)	(1,155)	(1,072)
Cash receipts arising from credit risk management		775	1,266	1,726	2,613
Cash payments arising from credit risk management		(877)	(1,401)	(1,566)	(2,599)
Net change in borrowings		136	10	1,768	310
Dividend paid		–	–	(2,207)	(645)
Other		(60)	18	40	85
		(36)	(117)	(1,382)	(1,308)

Foreign currency effect on cash and cash equivalents		(6)	5	–	6

Net change in cash and cash equivalents		801	435	111	(655)

Cash and cash equivalents, beginning of period		1,005	1,093	1,695	2,183

Cash and cash equivalents, end of period		1,806	1,528	1,806	1,528

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Net result	467	464	2,230	1,824

Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(29)	156	(268)	(6)
Reclassification to operations of deferred (gains) losses on items designated as cash flow hedges	(47)	(56)	201	(20)
	(76)	100	(67)	(26)

Comprehensive income	391	564	2,163	1,798

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2014	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For the three- and six-month periods ended June 30, 2014 and 2013

Amounts shown in tables are in millions of Canadian dollars.

Note 1                           Basis of Presentation

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2014 and 2013 consolidated financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the CPA Canada Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the Régie). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2013.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2013.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2                           Effects of Rate Regulation on the Consolidated Financial Statements

Rate of return on equity and earnings sharing mechanism for the treatment of related variances

In decision D-2014-034 of March 4, 2014, the Régie set the Transmission Provider’s and the Distributor’s rate of return on equity for 2014 at 8.20%. The Régie also approved the implementation of an earnings sharing mechanism for the treatment of related variances.

Distribution

In decision D-2014-052 of March 25, 2014, the Régie authorized an average increase of 4.27% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 3.45%. The new rates are effective as of April 1, 2014. The authorized return on the rate base was set at 7.135%, assuming a capitalization with 35% equity.

In decision D-2014-037 of March 6, 2014, the Régie authorized the Distributor to modify the remaining amortization periods for variances related to 2010, 2011 and 2012 climate conditions to five, six and seven years, respectively, and asked it to continue using a five-year amortization period for the 2008 and 2009 variances as well as for variances recognized in 2013 and subsequent years.

In decision D-2014-086 of May 27, 2014, the Régie authorized an agreement regarding the temporary suspension of deliveries from a generating station. Recognition of the costs related to the suspension are deferred through the creation of a regulatory asset. The Régie also approved that this asset be amortized and the costs related to the suspension agreement be recovered in the rates on an annual basis.

Transmission

In decision D-2014-049 of March 20, 2014, the Régie set Hydro-Québec’s power transmission rates for 2013 and 2014. The authorized return on the rate base was set at 6.497% for 2013 and 7.053% for 2014, assuming a capitalization with 30% equity.

Page 8	Second Quarter 2014

Note 3                           Revenue

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Electricity sales[a]	2,807	2,753	7,181	6,556
Other	58	35	309	144
	2,865	2,788	7,490	6,700

a)        Including unbilled electricity deliveries, which totaled $730 million as at June 30, 2014 ($727 million as at June 30, 2013).

Note 4                           Depreciation and Amortization

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Property, plant and equipment	531	513	1,063	1,019
Intangible assets	77	67	154	134
Regulatory assets	24	5	24	9
Retirement of capital assets	14	16	18	18
	646	601	1,259	1,180

Note 5                           Financial Expenses

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Interest on debt securities	648	638	1,293	1,282
Net exchange loss (gain)	13	(11)	(1)	(19)
Guarantee fees related to debt securities	52	50	103	100
	713	677	1,395	1,363
Less
Capitalized financial expenses	82	69	154	138
Net investment income	5	7	14	17
	87	76	168	155

	626	601	1,227	1,208

Second Quarter 2014	Page 9

Note 6                           Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2014	2013	2014	2013

Change in non-cash working capital items
Accounts receivable and other receivables	834	634	(513)	(191)
Materials, fuel and supplies	4	(13)	13	(19)
Accounts payable and accrued liabilities	(411)	(252)	(547)	(184)
Accrued interest	358	372	(51)	(3)
	785	741	(1,098)	(397)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	7	64	19	80

Interest paid	152	169	1,079	1,044

Note 7                           Employee Future Benefits

	Three months ended June 30
		Pension Plan		Other plans
	2014	2013	2014	2013

Accrued benefit cost recognized	74	77	24	31

	Six months ended June 30
		Pension Plan		Other plans
	2014	2013	2014	2013

Accrued benefit cost recognized	147	154	47	62

Page 10	Second Quarter 2014

Note 8                           Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended June 30, 2014

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	328	27	2,477	–	33	–	2,865
Intersegment customers	1,074	787	20	599	380	(2,860)	–
Result from continuing operations	330	174	(96)	–	59	–	467
Result from discontinued operations	–	–	–	–	–	–	–
Net result	330	174	(96)	–	59	–	467
Total assets as at June 30, 2014	32,297	20,566	14,808	468	5,884	(200)	73,823

				Three months ended June 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	363	2	2,442	–	(19)	–	2,788
Intersegment customers	1,089	748	19	618	376	(2,850)	–
Result from continuing operations	366	124	(54)	–	(1)	–	435
Result from discontinued operations	29	–	–	–	–	–	29
Net result	395	124	(54)	–	(1)	–	464
Total assets as at June 30, 2013	31,622	19,672	13,483	455	5,842	(206)	70,868

Second Quarter 2014	Page 11

Note 8                         Segmented Information (continued)

	Six months ended June 30, 2014

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	987	72	6,382	–	49	–	7,490
Intersegment customers	2,755	1,545	43	1,017	742	(6,102)	–
Result from continuing operations	1,462	335	356	–	77	–	2,230
Result from discontinued operations	–	–	–	–	–	–	–
Net result	1,462	335	356	–	77	–	2,230
Total assets as at June 30, 2014	32,297	20,566	14,808	468	5,884	(200)	73,823

				Six months ended June 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	809	40	5,861	–	(10)	–	6,700
Intersegment customers	2,599	1,497	39	1,060	729	(5,924)	–
Result from continuing operations	1,111	292	388	–	13	–	1,804
Result from discontinued operations	20	–	–	–	–	–	20
Net result	1,131	292	388	–	13	–	1,824
Total assets as at June 30, 2013	31,622	19,672	13,483	455	5,842	(206)	70,868

Note 9                           Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current periods.

Page 12	Second Quarter 2014

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30			Six months ended June 30
Summary of Operations	2014	2013	Change (%)	2014	2013	Change (%)

Revenue	2,865	2,788	2.8 Û	7,490	6,700	11.8 Û
Expenditure	1,772	1,752	1.1 Û	4,033	3,688	9.4 Û
Financial expenses	626	601	4.2 Û	1,227	1,208	1.6 Û
Result from continuing operations	467	435	7.4 Û	2,230	1,804	23.6 Û
Result from discontinued operations	–	29	– Ü	–	20	– Ü
Net result	467	464	0.6 Û	2,230	1,824	22.3 Û

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current periods.

Second Quarter 2014	Page 13

Highlights

Generation	Impoundment of Romaine 2 reservoir under way

The impoundment of Romaine 2 reservoir began in May and should be finished by the end of summer 2014. With a maximum area of 85.8 km2, the 65-km long reservoir will have a total estimated volume of 3,720 million cubic metres. Construction of Romaine-2 generating station is nearly complete and the commissioning of its two generating units (640 MW) is slated for 2014. Engineering and construction work at the three other developments of the Romaine complex is progressing on schedule.

Transmission	Cedars Rapids turns 100

In April, Cedars Rapids Transmission Company, Limited, a Hydro-Québec subsidiary, celebrated its 100th birthday. The transmission provider owns and operates a 72-km long 120-kV tie line with a capacity of 325 MW. Beginning at Les Cèdres substation in Québec, the line connects the Hydro-Québec TransÉnergie grid to the Cornwall Electric grid in Ontario and the National Grid in New York State.

Start of construction on the Mauricie–Lanaudière line

In May, construction work began on the 315-kV Mauricie–Lanaudière line. With this new 5.2-km line, the 315-kV Lanaudière substation will be detached from the Montréal metropolitan loop and will be supplied by Mauricie substation. Construction of the line will solve an overload issue and help meet the region’s future needs.

Distribution	Next-generation meters throughout Québec

In June, the Régie de l’énergie authorized Hydro-Québec Distribution to install next-generation meters throughout Québec (zones 2 and 3). Since February 2013, nearly 1.7 million meters have been installed in the greater Montréal area (zone 1). By the end of the project, a total of 3.8 million electromechanical meters will have been replaced with next-generation meters.

Award

A GOLD excellence award for Hydro-Québec, a major hydropower producer

In April, the International Alternative Investment Review’s IAIR—Excellence in Global Economy and Sustainability magazine, a publication read by thousands of leaders and decision makers in the financial and economic sectors worldwide, presented Hydro-Québec with a GOLD excellence award in the Best Company for Leadership, Hydroelectricity category of the IAIR Awards 2014. This award highlights the fact that Hydro-Québec is a major supplier of electricity produced using clean, renewable energy.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
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